UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Amendment No. 2

FIRST CITIZENS BANCSHARES, INC.

(Name of Issuer)

CLASS B COMMON STOCK, $1.00 PAR VALUE

(Title of Class of Securities)

31946M-20-2

(CUSIP Number)

William R. Lathan, Jr.

Ward and Smith, P.A.

1001 College Court

New Bern, North Carolina 28562

(252) 633-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 29, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 31946M-20-2	Page 2 of 18 Pages

1	NAME OF REPORTING PERSONS FRANK B. HOLDING
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF, SC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 981
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 981
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 981
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

SCHEDULE 13D

CUSIP No. 31946M-20-2	Page 3 of 18 Pages

1	NAME OF REPORTING PERSONS ELLA ANN L. HOLDING
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF, AF, SC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 981
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 981
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 981
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

SCHEDULE 13D

CUSIP No. 31946M-20-2	Page 4 of 18 Pages

1	NAME OF REPORTING PERSONS FRANK B. HOLDING, JR.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF, AF, SC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 125,940
	8	SHARED VOTING POWER 71,091
	9	SOLE DISPOSITIVE POWER 125,940
	10	SHARED DISPOSITIVE POWER 71,091
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 197,031
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

SCHEDULE 13D

CUSIP No. 31946M-20-2	Page 5 of 18 Pages

1	NAME OF REPORTING PERSONS HOPE H. BRYANT
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF, AF, SC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 122,193
	8	SHARED VOTING POWER 49,530
	9	SOLE DISPOSITIVE POWER 122,193
	10	SHARED DISPOSITIVE POWER 49,530
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 171,723
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

SCHEDULE 13D

CUSIP No. 31946M-20-2	Page 6 of 18 Pages

1	NAME OF REPORTING PERSONS OLIVIA B. HOLDING
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF, AF, SC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 127,493
	8	SHARED VOTING POWER 40,180
	9	SOLE DISPOSITIVE POWER 127,493
	10	SHARED DISPOSITIVE POWER 40,180
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 167,673
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

SCHEDULE 13D

CUSIP No. 31946M-120-2	Page 7 of 18 Pages

1	NAME OF REPORTING PERSONS CLAIRE H. BRISTOW
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF, AF, SC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 84,445
	8	SHARED VOTING POWER 32,311
	9	SOLE DISPOSITIVE POWER 84,445
	10	SHARED DISPOSITIVE POWER 32,311
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 116,756
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

SCHEDULE 13D

CUSIP No. 31946M-20-2	Page 8 of 18 Pages

1	NAME OF REPORTING PERSONS CARSON H. BRICE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF, AF, SC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 116,853
	8	SHARED VOTING POWER 563
	9	SOLE DISPOSITIVE POWER 116,853
	10	SHARED DISPOSITIVE POWER 563
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 117,416
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

This Amendment No. 2 amends and restates the Reporting Persons’ joint Schedule 13D and is filed to update the numbers of shares and percentages of the Issuer’s Class B Common Stock that may be deemed to be beneficially owned by each of them to reflect changes in their beneficial ownership since the filing of the previous amendment dated December 20, 2012, including the election of one of the Reporting Persons, Olivia B. Holding, as a director of a company and its subsidiary that hold shares of the Issuer’s Class B Common Stock.

Item 1. Security and Issuer.

This Statement relates to the Class B Common Stock, $1 par value per share (“Class B Common Stock”), of First Citizens BancShares, Inc. (the “Issuer”). The Issuer’s principal executive offices are located at 4300 Six Forks Road, Raleigh, North Carolina 27609.

Item 2. Identity and Background.

This statement is filed jointly by Frank B. Holding and his spouse, Ella Ann L. Holding, and their adult children, Frank B. Holding, Jr., Hope H. Bryant, Olivia B. Holding, Claire H. Bristow, and Carson H. Brice. The Reporting Persons are members of the same family, but each of them disclaims membership in a group. Their addresses are as follows:

Name	Address	Principal Occupation
Frank B. Holding	409 East Market Street Smithfield, NC 27577	Retired, former Executive Vice Chairman and director of the Issuer and its subsidiary

Ella Ann L. Holding	409 East Market Street Smithfield, NC 27577	Community Volunteer

Frank B. Holding, Jr.	4300 Six Forks Road Raleigh, NC 27609	Chairman and Chief Executive Officer of the Issuer and its subsidiary

Hope H. Bryant (1)	4300 Six Forks Road Raleigh, NC 27609	Vice Chairman and Corporate Sales Executive of the Issuer and its subsidiary

Olivia B. Holding	P.O. Box 1352 Smithfield, NC 27577	Business manager

Claire H. Bristow	P. O. Box 1417 Smithfield, NC 27577	Commercial interior designer

Carson H. Brice	P. O. Box 1417 Smithfield, NC 27577	Community Volunteer

(1)	In the Reporting Persons’ previous Schedule 13D/A dated December 20, 2012, Mrs. Bryant was identified as Hope H. Connell.

During the last five years, none of the Reporting Persons have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor have any of them been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Each of the Reporting Persons is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

The shares of the Issuer’s Class B Common Stock held individually by Frank B. Holding and Ella Ann L. Holding were acquired in part at the time of the Issuer’s formation in 1986 in exchange for shares of its predecessor, and in part with their personal funds. The shares held individually by Frank B. Holding, Jr., Hope H. Bryant, Olivia B. Holding, Claire H. Bristow and Carson H. Brice were acquired in part through gifts from their parents, Frank B. Holding and Ella Ann L. Holding, and in part with their

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personal funds, and shares held by their children were acquired through gifts from them and Frank B. Holding and Ella Ann L. Holding. Shares held by the various entities listed in the tables below were acquired by those entities with their separate funds or, in the case of the two charitable foundations, contributions by Lewis R. Holding and Frank B. Holding and Ella Ann L. Holding.

Item 4. Purpose of the Transaction.

Frank B. Holding, Jr., Hope H. Bryant, and Claire H. Bristow’s spouse, Peter M. Bristow, serve as executive officers and directors of the Issuer and, therefore, participate with the Issuer’s management and Board of Directors in the making of policy for the Issuer and the consideration of and taking of action on significant corporate events involving the Issuer. Until April 29, 2014, Frank B. Holding served as Executive Vice Chairman and a director of the Issuer. However, shares of the Issuer’s Class B Common Stock beneficially owned by each of them and by each of the other individuals and entities named in the tables below are held as described below for investment purposes.

Item 5. Interest in Securities of the Issuer.

The following tables list shares of the Issuer’s Class B Common Stock as to which each of the Reporting Persons may be considered to have sole or shared voting and/or dispositive power as of the filing date of this Schedule 13D/A, and the percentage of the outstanding shares of the Issuer’s Class B Common Stock (1,005,185 outstanding shares as of June 30, 2016) represented by the shares listed for each Reporting Person. In the aggregate, the reporting persons may be considered to beneficially own 696,575 shares of Class B Common Stock, or approximately 69.3% of the outstanding shares of that class. Other entities in which certain of the Reporting Persons are shareholders and serve as directors hold 22,619 shares of Class B Common Stock, or approximately 2.3% of the outstanding shares of the class. The Reporting Persons disclaim voting and dispositive power with respect to the shares held by those other entities.

In addition to the shares of Class B Common Stock described in the tables below, the Reporting Persons may be considered to beneficially own, in the aggregate, approximately 32.5% of the outstanding shares of the Issuer’s Class A Common Stock which is a separate class of common stock, and other entities in which certain of the Reporting Persons are shareholders and serve as directors hold approximately 3.0% of the outstanding shares of that class. The Reporting Persons disclaim voting and dispositive power with respect to the shares held by those other entities.

Frank B. Holding. Mr. Holding is, or may be deemed to be, the beneficial owner of an aggregate of 981 shares of Class B Common Stock, amounting to 0.1% of the outstanding Class B Common Stock, as described in the table below.

Holder of Shares	Number of Shares	Voting Power		Dispositive Power
		Sole	Shared	Sole	Shared
Frank B. Holding	-0-	-0-	-0-	-0-	-0-
By Ella Ann Holding Revocable Trust (2)	981	-0-	981	-0-	981

Total	981	-0-	981	-0-	981

(1)	All shares are held separately by Mr. Holding’s spouse as trustee of her revocable trust. While Mr. Holding may be considered to have shared voting and dispositive power with respect to the shares because of their spousal relationship, he has no such actual power. He disclaims beneficial ownership of the shares held by his spouse’s trust, and this Schedule 13D/A shall not be construed as an admission that Mr. Holding is the beneficial owner of those shares.

The distribution of dividends and sale proceeds from shares held by Mr. Holding’s spouse’s revocable trust is determined based on the terms of the governing instruments of the trust.

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During the 60 days preceding the filing of this Schedule 13D/A, neither Mr. Holding nor any of the other holders of shares listed in the table above purchased or sold any shares of, or effected any other transactions in, Class B Common Stock.

Mr. Holding disclaims voting and dispositive power with respect to certain shares of the Issuer’s Class B Common Stock which are not listed in the table above as follows:

(a)	shares listed in the other Reporting Person’s tables below which are held by or for Mr. Holding’s adult children and their spouses and children;

(b)	an aggregate of 40,436 shares held by certain entitles in which Mr. Holding and/or his spouse have equity interests but of which neither of them serves as a director, officer or manager, and shares held by two charitable foundations of which neither of them serves as a director or officer, as follows: Holding Properties, LLC - 2,156 shares; E&F Properties, Inc. - 200 shares; Twin States Farming, Inc. - 1,355 shares; Robert P. Holding Foundation - 36,525 shares; and Ella Ann and Frank B. Holding Foundation - 200 shares; and

(c)	an aggregate of 24,519 shares held by certain other corporations in which Mr. Holding and/or his spouse are shareholders but of which neither of them serves as a director or officer as follows: Southern BancShares (N.C.), Inc. Mt. Olive, N.C. and its wholly owned bank subsidiary - 22,619 shares; and Yadkin Valley Company, and its subsidiary - 1,900 shares.

Ella Ann L. Holding. Mrs. Holding is, or may be deemed to be, the beneficial owner of an aggregate of 981 shares of Class B Common Stock, amounting to 0.1% of the outstanding Class B Common Stock, as described in the table below.

Holder of Shares	Number of Shares	Voting Power		Dispositive Power
		Sole	Shared	Sole	Shared
Ella Ann Holding Revocable Trust (1)	981	981	-0-	981	-0-

Total	981	981	-0-	981	-0-

(1)	All shares also are listed in the table above for Mrs. Holding’s spouse, Frank B. Holding. However, all shares are held separately by Mrs. Holding as trustee of her trust. While Mr. Holding may be considered to have shared voting and dispositive power with respect to the shares because of their spousal relationship, Mr. Holding has no such actual power and disclaims voting and dispositive power with respect to the shares.

The distribution of dividends and sale proceeds from shares held by Mrs. Holding’s revocable trust are determined based on the terms of the governing instruments of the trust.

During the 60 days preceding the filing of this Schedule 13D/A, neither Mrs. Holding nor her revocable trust purchased or sold any shares of, or effected any other transactions in, Class B Common Stock.

Mrs. Holding disclaims voting and dispositive power with respect to certain shares of the Issuer’s Class B Common Stock which are not listed in the table above as follows:

(a)	shares listed in the other Reporting Person’s tables below which are held by or for Mrs. Holding’s adult children and their spouses and children;

(b)	an aggregate of 40,436 shares held by certain entities in which Mrs. Holding and/or her spouse have equity interests but of which neither of them serves as a director, officer or manager, and by two charitable foundations of which neither of them serves as a director or officer, as follows: Holding Properties, LLC - 2,156 shares; E&F Properties, Inc. - 200 shares; Twin States Farming, Inc. - 1,355 shares; Robert P. Holding Foundation - 36,525 shares; and Ella Ann and Frank B. Holding Foundation - 200 shares; and

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(c)	an aggregate of 24,519 shares held by certain other corporations in which Mrs. Holding and/or her spouse are shareholders but of which neither of them serves as a director or officer as follows: Southern BancShares (N.C.), Inc., Mt Olive, N.C. and its wholly owned bank subsidiary - 22,619 shares; and Yadkin Valley Company and its subsidiary - 1,900 shares.

Frank B. Holding, Jr. Mr. Holding is, or may be deemed to be, the beneficial owner of an aggregate of 197,031 shares of Class B Common Stock, amounting to 19.6% of the outstanding Class B Common Stock, as described in the table below.

Holder of Shares	Number of Shares	Voting Power		Dispositive Power
		Sole	Shared	Sole	Shared
Frank B. Holding, Jr.	99,409	99,409	-0-	99,409	-0-
As beneficiary of trust	2,122	2,122	-0-	2,122	-0-
By spouse	1,399	-0-	1,399	-0-	1,399
By son	134	-0-	134	-0-	134
As custodian for son	178	178	-0-	178	-0-
By daughter	14,383	-0-	14,383	-0-	14,383
As custodian for daughter	13,524	13,524	-0-	13,524	-0-
By son	18,450	-0-	18,450	-0-	18,450
As custodian for son	10,707	10,707	-0-	10,707	-0-
Robert P. Holding Foundation (1)	36,525	-0-	36,525	-0-	36,525
Ella Ann and Frank B. Holding Foundation (1)	200	-0-	200	-0-	200

Total	197,031	125,940	71,091	125,940	71,091

(1)	Each Foundation is a charitable foundation organized as a non-profit corporation under Section 501(c)(3) of the Internal Revenue Code. Mr. Holding serves as an officer and one of five directors of each of the Foundations and, as a result, may be considered to have shared voting and/or dispositive power with respect to shares held by the Foundations. The shares held by the R.P. Holding Foundation were not listed as beneficially owned by Mr. Holding before his appointment as a director of that foundation.

Mr. Holding receives or has the sole or shared power to direct the receipt of dividends from, or the proceeds from the sale of, the shares beneficially owned by him individually or as a trust beneficiary, and his spouse and children receive or have the power to direct the receipt of dividends and sale proceeds from shares held by each of them individually. Mr. Holding, for the benefit of his children, receives or has the power to direct the receipt of dividends and sale proceeds from the shares held by him as custodian. The Foundations receive, or their managements have the power to direct the receipt of, dividends and sale proceeds from the shares they hold.

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Except as described in the table below, neither Mr. Holding nor any of the other holders of shares listed above purchased or sold any shares of, or effected any other transactions in, Class B Common Stock during the 60 days preceding the filing of this Schedule 13D/A. The following table lists purchases of Class B Common Stock by or for Mr. Holding and those other holders since April 30, 2016.

Purchaser	Date	Number of Shares	Price per Share	Nature of Purchase
Mr. Holding, Jr., as custodian for daughter	06/27/2016 06/27/2016 06/28/2016	100 100 200	$215 217 219	Open Market Open Market Open Market

Mr. Holding, Jr., as custodian for son	06/16/2016 06/17/2016	100 100	$218 219	Open Market Open Market

As beneficiary of trust	06/16/2016 06/17/2016	142 158	$225 225	Open Market Open Market

Mr. Holding disclaims voting and dispositive power with respect to certain shares of the Issuer’s Class B Common Stock which are not listed in the table above as follows.

(a)	an aggregate of 10,470 shares held by family members as trustees of irrevocable trusts for the benefit of his children; and

(b)	an aggregate of 26,074 shares held by corporations in which Mr. Holding and/or his spouse are shareholders but of which neither of them serves as a director or officer as follows: Southern BancShares (N.C.), Inc., Mt. Olive, N.C. – 22,619 shares; Yadkin Valley Company, and its subsidiary – 1,900 shares; Twin States Farming, Inc. – 1,355 shares; and E&F Properties, Inc. – 200 shares.

Hope H. Bryant. Mrs. Bryant is, or may be deemed to be, the beneficial owner of an aggregate of 171,723 shares of Class B Common Stock, amounting to 17.1% of the outstanding Class B Common Stock, as described in the table below.

Holder of Shares	Number of Shares	Voting Power		Dispositive Power
		Sole	Shared	Sole	Shared
Hope H. Bryant	101,073	101,073	-0-	101,073	-0-
As beneficiary of trust	1,225	1,225	-0-	1,225	-0-
By son	6,250	-0-	6,250	-0-	6,250
By son	5,000	-0-	5,000	-0-	5,000
As custodian for son	1,996	1,996	-0-	1,996	-0-
As custodian for son	1,871	1,871	-0-	1,871	-0-
As custodian for son	7,070	7,070	-0-	7,070	-0-
As Trustee	309	309	-0-	309	-0-
As Trustee	8,649	8,649	-0-	8,649	-0-
Ella Ann and Frank B. Holding Foundation (1)	200	-0-	200	-0-	200
Robert P. Holding Foundation (1)	36,525	-0-	36,525	-0-	36,525
E&F Properties, Inc. (2)	200	-0-	200	-0-	200
Twin States Farming, Inc. (2)	1,355	-0-	1,355	-0-	1,355

Total	171,723	122,193	49,530	122,193	49,530

(1)	Each Foundation is a charitable foundation organized as a non-profit corporation under Section 501(c)(3) of the Internal Revenue Code. Mrs. Bryant serves as an officer and one of five directors of each Foundation and, as a result, may be considered to have shared voting and/or dispositive power with respect to shares held by the Foundations. The shares held by the R.P. Holding Foundation were not listed as beneficially owned by Mrs. Bryant before her appointment as a director of that foundation.

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(2)	Mrs. Bryant is a shareholder and serves as an officer and director of E&F Properties, Inc. and Twin States Farming, Inc., and, as a result, may be considered to have shared voting and/or dispositive power with respect to shares held by those entities.

Mrs. Bryant and her children receive or have the sole or shared power to direct the receipt of dividends from, or the proceeds from the sale of, the shares beneficially owned by her individually or as a trust beneficiary, and by her children respectively. She, for the benefit of her children, receives or has the power to direct the receipt of dividends and sale proceeds from the shares held by her as custodian. The distribution of dividends and sale proceeds from shares held by Mrs. Bryant as trustee is determined based on the terms of the governing instruments of those trusts. Each of the entities and foundations listed above receives, or its management has the power to direct the receipt of, dividends and sale proceeds from the shares it holds.

During the 60 days preceding the filing of this Schedule 13D/A, neither Mrs. Bryant nor any of the other holders of shares listed in the table above purchased or sold any shares of, or effected any other transactions in, Class B Common Stock.

Mrs. Bryant disclaims voting and dispositive power with respect to certain shares of the Issuer’s Class B Common Stock which are not listed in the table above as follows:

(a)	an aggregate of 746 shares held by Mrs. Bryant’s former spouse as custodian for their children;

(b)	an aggregate of 22,619 shares held by a corporation, Southern BancShares (N.C.), Inc., Mt. Olive, N.C., and its wholly-owned bank subsidiary, of which Mrs. Bryant is a shareholder and a director; and

(c)	an aggregate of 1,900 shares held by a corporation, Yadkin Valley Company, and its subsidiary previously listed as beneficially owned by Mrs. Bryant. She served as a director and officer of those companies until February 22, 2016, and may have been considered to have shared voting and dispositive power with respect to shares owned by the companies. Mrs. Bryant is a shareholder of the parent company but no longer serves as a director or officer of either company.

Olivia B. Holding. Ms. Holding is, or may be deemed to be, the beneficial owner of an aggregate of 167,673 shares of Class B Common Stock, constituting 16.7% of the outstanding Class B Common Stock, as described in the table below.

Holder of Shares	Number of Shares	Voting Power		Dispositive Power
		Sole	Shared	Sole	Shared
Olivia B. Holding	3,233	3,233	-0-	3,233	-0-
Olivia B. Holding Revocable Trust	116,704	116,704	-0-	116,704	-0-
As beneficiary of trust	1,225	1,225	-0-	1,225	-0-
As Trustee of Irrevocable Trusts	2,456	2,456	-0-	2,456	-0-
As Trustee of Irrevocable Trusts	1,719	1,719	-0-	1,719	-0-
Robert P. Holding Foundation (1)	36,525	-0-	36,525	-0-	36,525
Ella Ann and Frank B. Holding Foundation (1)	200	-0-	200	-0-	200
Holding Properties, LLC (2)	2,156	2,156	-0-	2,156	-0-
E&F Properties, Inc. (2)	200	-0-	200	-0-	200
Twin States Farming, Inc. (2)	1,355	-0-	1,355	-0-	1,355
Yadkin Valley Company and subsidiary (2)	1,900	-0-	1,900	-0-	1,900

Total	167,673	127,493	40,180	127,493	40,180

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(1)	Each Foundation is a charitable foundation organized as a non-profit corporation under Section 501(c)(3) of the Internal Revenue Code. Ms. Holding serves as an officer and one of five directors of each of the Foundations and, as a result may be considered to have shared voting and/or dispositive power with respect to shares held by the Foundations.
(2)	Ms. Holding serves as Manager of Holding Properties, LLC, as an officer and director of E&F Properties, Inc. and Twin States Farming, Inc., and, effective June 29, 2016, as a director of Yadkin Valley Company and its subsidiary. She may be considered to have sole voting and/or dispositive power with respect to shares held by the limited liability company and shared voting and/or dispositive power with respect to shares held by the two corporations. She is one of three directors of Yadkin Valley Company and its subsidiary and disclaims beneficial ownership of the shares held by those corporations.

Ms. Holding receives or has the sole or shared power to direct the receipt of dividends from, or the proceeds from the sale of, the shares beneficially owned by her individually or as a trust beneficiary. The distribution of dividends and sale proceeds from shares held by Ms. Holding as trustee is determined based on the terms of the governing instruments of those trusts. Each of the entities listed above receives, or its respective officers and directors or manager have the power to direct the receipt of, dividends and sale proceeds from the shares it holds.

During the 60 days preceding the filing of this Schedule 13D/A, neither Ms. Holding nor any of the other holders of shares listed in the table above purchased or sold any shares of, or effected any other transactions in, Class B Common Stock. Ms. Holding first became a director of Yadkin Valley Company and its subsidiary on June 29, 2016, and may be deemed to have become the beneficial owner of shares held by them on that date. However, Ms. Holding disclaims beneficial ownership of those shares.

Ms. Holding disclaims voting and dispositive power with respect to certain shares of the Issuer’s Class B Common Stock which are not listed in the table above as follows:

(a)	an aggregate of 22,619 shares held by a corporation, Southern BancShares (N.C.), Inc., Mt. Olive, N.C. and its wholly-owned bank subsidiary, of which Ms. Holding is a shareholder and a director.

Claire H. Bristow. Mrs. Bristow is, or may be deemed to be, the beneficial owner of an aggregate of 116,756 shares of Class B Common Stock, amounting to 11.6% of the outstanding Class B Common Stock, as described in the table below.

Holder of Shares	Number of Shares	Voting Power		Dispositive Power
		Sole	Shared	Sole	Shared
Claire H. Bristow	83,195	83,195	-0-	83,195	-0-
As beneficiary of trust	1,250	1,250	-0-	1,250	-0-
By spouse (1)	438	-0-	438	-0-	438
By spouse as custodian for son (1)	1,987	-0-	1,987	-0-	1,987
By spouse as custodian for daughter (1)	1,988	-0-	1,988	-0-	1,988
By spouse as custodian for daughter (1)	1,988	-0-	1,988	-0-	1,988
By PMB Investments LLC (1)(2)	8,350	-0-	8,350	-0-	8,350
By CRB Investments LLC (1)(2)	8,850	-0-	8,850	-0-	8,850
By EHB Investments LLC (1)(2)	8,710	-0-	8,710	-0-	8,710

Total	116,756	84,445	32,311	84,445	32,311

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(1)	All shares are held separately by Mrs. Bristow’s spouse individually and by him as custodian or manager of limited liability companies for the benefit of their children. While Mrs. Bristow may be considered to have shared voting and dispositive power with respect to the shares because of their spousal relationship, she has no actual power. She disclaims beneficial ownership of the shares held by her spouse, and this Schedule 13D/A shall not be construed as an admission that Mrs. Bristow is the beneficial owner of those shares.
(2)	In the case of each limited liability company, Mrs. Bristow’s spouse serves as manager and one of their children is the majority owner.

Mrs. Bristow receives or has the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares beneficially owned by her individually or as a trust beneficiary, and her spouse receives or has the power to direct the receipt of dividends and sale proceeds from shares held by him individually. Mrs. Bristow’s spouse, for the benefit of their children, receives or has the power to direct the receipt of dividends and sale proceeds from the shares held by him as custodian. The distribution of dividends and sale proceeds from shares held by the limited liability companies is determined by Mrs. Bristow’s spouse, as manager, based on the terms of the governing instruments of those entities.

During the 60 days preceding the filing of this Schedule 13D/A, neither Mrs. Bristow nor any of the other holders of shares listed in the table above purchased or sold any shares of, or effected any other transactions in, Class B Common Stock.

Mrs. Bristow disclaims voting and dispositive power with respect to certain shares of the Issuer’s Class B Common Stock which are not listed in the table above as follows:

(a)	200 shares held by the Ella Ann and Frank B. Holding Foundation of which Mrs. Bristow serves as one of five directors but not as an officer; and

(b)	an aggregate of 26,074 shares held by certain other corporations of which Mrs. Bristow and/or her spouse are shareholders but of which neither of them serves as a director or officer as follows: Southern BancShares (N.C.), Inc., Mt. Olive, N.C. – 22,619 shares; Yadkin Valley Company and its subsidiary – 1,900 shares; Twin States Farming, Inc. – 1,355 shares; and E&F Properties, Inc. – 200 shares.

Carson H. Brice. Mrs. Brice is, or may be deemed to be, the beneficial owner of an aggregate of 117,416 shares of Class B Common Stock, amounting to 11.7% of the outstanding Class B Common Stock, as described in the table below.

Holder of Shares	Number of Shares	Voting Power		Dispositive Power
		Sole	Shared	Sole	Shared
Carson H. Brice	108,560	108,560	-0-	108,560	-0-
As beneficiary of Trust	1,250	1,250	-0-	1,250	-0-
By spouse	563	-0-	563	-0-	563
As custodian for son	2,347	2,347	-0-	2,347	-0-
As custodian for daughter	2,348	2,348	-0-	2,348	-0-
As custodian for daughter	2,348	2,348	-0-	2,348	-0-

Total	117,416	116,853	563	116,853	563

Mrs. Brice and her spouse each receives or has the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares beneficially owned by each of them individually or as a trust beneficiary. Mrs. Brice receives or has the power to direct the receipt of dividends and sale proceeds, for the benefit of her children, from the shares held by her as custodian.

During the 60 days preceding the filing of this Schedule 13D/A, neither Mrs. Brice nor any of the other holders of shares listed in the table above effected any transactions in Class B Common Stock.

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Mrs. Brice disclaims voting and dispositive power with respect to certain shares of the Issuer’s Class B Common Stock which are not listed in the table above as follows:

(a)	an aggregate of 1,719 shares held by a family member as trustee of irrevocable trusts for the benefit of her children;

(b)	an aggregate of 36,725 shares held by the Robert P. Holding Foundation and the Ella Ann and Frank B. Holding Foundation of each of which Mrs. Brice serves as one of five directors but not as an officer; and

(c)	an aggregate of 26,074 shares held by certain corporations of which Mrs. Brice and/or her spouse are shareholders but of which neither of them serves as a director or officer as follows: Southern BancShares (N.C.), Inc., Mt. Olive, N.C. – 22,619 shares; Yadkin Valley Company and its subsidiary – 1,900 shares; Twin States Farming, Inc. – 1,355 shares; and E&F Properties, Inc. – 200 shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7. Material to be Filed as Exhibits.

Exhibit	Description

A

Power of Attorney of Frank B. Holding (incorporated by reference from exhibits to Amendment No. 3 dated June 29, 2016, to the Reporting Persons’ joint Schedule 13D regarding the Issuer’s Class A Common Stock)

B	Joint Filing Agreement (incorporated by reference from exhibits to Amendment No. 1 dated December 20, 2012, to the Reporting Persons’ joint Schedule 13D regarding the Issuer’s Class B Common Stock)

[SIGNATURES APPEAR ON FOLLOWING PAGE.]

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 29, 2016		FRANK B. HOLDING

	By:	/S/ OIivia B. Holding
Olivia B. Holding
Attorney-in-Fact

/S/ Ella Ann L. Holding
Ella Ann L. Holding

/S/ Frank B. Holding, Jr.
Frank B. Holding, Jr.

/S/ Hope H. Bryant
Hope H. Bryant

/S/ Olivia B. Holding
Olivia B. Holding

/S/ Claire H. Bristow
Claire H. Bristow

/S/ Carson H. Brice
Carson H. Brice

[Schedule 13D/A Signature Page - Class B]

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